SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786), filed with the Commission on February 20, 2007,and its Registration Statement of Form F-3 (Registration No. 333-142320), filed with the Commission on April 24, 2007.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: November 27th, 2007.

Press Release

OTI Reports FY 2007 Nine Months and Third Quarter Financial Results

Nine Month Revenues up 11% and Third Quarter Revenues up 23%

Fort Lee, NJ – November 26, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments other applications and machinery, today announced its consolidated financial results for nine months and the third quarter ended September 30, 2007.

—	Revenues: Revenues for the nine months ended September 30, 2007 were $30.5 million, an increase of 11% compared to $27.4 million in the same period last year. Revenues in the third quarter were $9.9 million, an increase of 23% compared to $8.0 million in the same period last year.
—	GAAP Gross Profit: GAAP Gross Profit for the nine months ended September 30, 2007 was $12.0 million, a decrease of 3% compared to $12.4 million in the same period last year. In the third quarter GAAP gross profit was $3.6 million, an increase of 5% compared to $3.4 million in the third quarter of 2006. GAAP gross margin for the nine months ended September 30, 2007 was 39% compared to 45% in the same period last year. GAAP gross margin in the quarter was 36% compared to 43% in the third quarter of 2006.
—	Non-GAAP Gross Profit: Non-GAAP Gross Profit was $12.0 million for the nine months ended September 30, 2007, a decrease of 3% compared to $12.4 million in the same period last year. Non-GAAP Gross Profit for the third quarter of 2007 was $3.6 million, an increase of 5% compared to $3.4 million in the third quarter of 2006. Non-GAAP gross margin for the nine months ended September 30, 2007 was 40% compared to 45% in the same period last year. Non-GAAP gross margin in the third quarter was 37% compared to 43% in the third quarter of 2006.
—	GAAP Net Loss: GAAP Net Loss for the nine months ended September 30, 2007 was $(15.2) million, an increase of 139% compared to $(6.3) million in the same period last year. GAAP net loss for the third quarter of 2007 was $(7.9) million, an increase of 228% compared to $(2.4) million in the third quarter last year.
—	Non-GAAP Net Loss: Non-GAAP Net Loss for the nine months ended September 30, 2007 was $(10.4) million, an increase of 161% compared to $(4.0) million in the same period last year. Non-GAAP net loss for the third quarter of 2007 was $(6.0) million, an increase of 263% compared to $(1.7) million in the third quarter last year.
—	GAAP Loss per Share: GAAP Loss per Share for the nine months ended September 30, 2007 was $(0.81) compared to $(0.47) in the same period last year. GAAP loss per share for the third quarter of 2007 was $(0.41), compared to $(0.16) in the third quarter of 2006.
—	Non-GAAP Loss per Share: Non-GAAP Loss per Share for the nine months ended September 30, 2007 was $(0.55) compared to $(0.29) in the same period last year. Non-GAAP loss per share for the third quarter of 2007 was $(0.31), compared to $(0.11) in the third quarter of 2006.

—	Strong Balance Sheet: Total assets were at $113.1 million with cash equivalent and short term investments totaling $41.4 million.

Non-GAAP results for the third quarter and nine months period of 2007 and 2006 exclude the impact of SFAS 123(R) and amortization of intangible assets. Please see the attached table for a full reconciliation of GAAP to Non-GAAP results.

“During the first nine months of 2007, OTI’s revenues have grown slower than expected and our loss was bigger than expected. The increase in operating expenses on a Non-GAAP basis included a $2.5 million provision for doubtful accounts based on management decision. These results reflect the fact that OTI is involved in large scale projects that are characterized by long implementation cycles, we therefore update our forecast for 2007 to reflect revenue growth of about 10% compared to 2006 and we update our forecasted gross margin for the year to be between 39%-41%” said Oded Bashan, Chairman and CEO of OTI.

“Although this is not always reflected in our financial results, we are making progress in the overall business. The number of projects in the pipeline have increased, the large projects we are involved in are progressing, and we are introducing new products and expanding our IP.”

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Webcast for Monday, November 26, 2007, which will be hosted by Oded Bashan, Chairman and CEO, Ohad Bashan, President, and Guy Shafran, CFO, for 09:30 AM EST to discuss operating results and future outlook. To participate, call: 1-866-491-4244 (U.S. toll free); 180-924-5917 (Israel toll free); 0-800-180-8316 (Germany toll free); and 1-973-582-2815 (standard international) ID Code: OTI Q3 2007 Results Conference Call. To attend the Webcast, use the following links: http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight December 3rd, by calling U.S: 877-519-4471 or International; 973-341-3080 and entering the PIN number # 9478392, or on the web at: http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and amortization of intangible assets. OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release

OTI Contact:	Investor Relations:
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding our expected financial results for the full year. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise provided by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Nine months ended September 30		Three months ended September 30
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues
Sales	$28,617	$24,754	$9,328	$7,381
Licensing and transaction fees	1,852	2,607	527	624

Total revenues	30,469	27,361	9,855	8,005

Cost of Revenues
Cost of sales	18,467	14,960	6,260	4,576

Total cost of revenues	18,467	14,960	6,260	4,576

Gross profit	12,002	12,401	3,595	3,429

Operating Expenses
Research and development	8,203	5,254	3,050	1,953
Selling and marketing	6,858	5,120	2,797	1,831
General and administrative	13,444	9,177	6,397	3,101
Amortization of intangible assets	986	557	329	189
Gain from sale of subsidiaries	-	(122)	-	(122)

Total operating expenses	29,491	19,986	12,573	6,952

Operating loss	(17,489)	(7,585)	(8,978)	(3,523)
Financial income, net	1,472	1,278	281	542
Other income (expense), net	(111)	20	-	6

Loss before taxes on income and
minority interests	(16,128)	(6,287)	(8,697)	(2,975)
Taxes on income	197	314	66	149
Minority interest	1,037	593	847	479
Equity in loss of affiliate	(271)	(969)	(109)	(63)

Net loss	$(15,165)	$(6,349)	$(7,893)	$(2,410)

Basic and diluted net loss per
ordinary share	$(0.81)	$(0.47)	$(0.41)	$(0.16)

Weighted average number of ordinary
shares used in computing basic
and diluted net loss per ordinary share	18,788,245	13,456,869	19,080,884	15,097,867

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine months ended September 30, 2007 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$28,617	-		$28,617
Licensing and transaction fees	1,852	-		1,852

Total revenues	30,469			30,469

Cost of Revenues
Cost of sales	18,467	(39	)(a)	18,428

Total cost of revenues	18,467	(39)		18,428

Gross profit	12,002	39		12,041

Operating Expenses
Research and development	8,203	(1,633	)(a)	6,570
Selling and marketing	6,858	(240	)(a)	6,618
General and administrative	13,444	(1,896	)(a)	11,548
Amortization of intangible assets	986	(986	)(b)	0

Total operating expenses	29,491	(4,755)		24,736

Operating loss	(17,489)	4,794		(12,695)
Financial income, net	1,472	-		1,472
Other income (expenses), net	(111)	-		(111)

Loss before taxes on income and minority interests	(16,128)	4,794		(11,334)
Taxes on income	197	-		197
Minority interests	1,037	-		1,037
Equity in loss of an affiliate	(271)	-		(271)

Net loss	$(15,165)	$4,794		$(10,371)

Basic and diluted net loss
per ordinary share	$(0.81)	$0.26		$(0.55)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	18,788,245			18,788,245

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended September 30, 2007 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$9,328	-		$9,328
Licensing and transaction fees	527	-		527

Total revenues	9,855			9,855

Cost of Revenues
Cost of sales	6,260	(14	)(a)	6,246

Total cost of revenues	6,260	(14)		6,246

Gross profit	3,595	14		3,609

Operating Expenses
Research and development	3,050	(572	)(a)	2,478
Selling and marketing	2,797	(72	)(a)	2,725
General and administrative	6,397	(859	)(a)	5,538
Amortization of intangible assets	329	(329	)(b)	0

Total operating expenses	12,573	(1,832)		10,741

Operating loss	(8,978)	1,846		(7,132)
Financial income, net	281	-		281
Other income (expenses), net	-	-		-

Loss before taxes on income and minority interests	(8,697)	1,846		(6,851)
Taxes on income	66	-		66
Minority interests	847	-		847
Equity in loss of an affiliate	(109)	-		(109)

Net loss	$(7,893)	$1,846		$(6,047)

Basic and diluted net loss
per ordinary share	$(0.41)	$0.10		$(0.31)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	19,080,884			19,080,884

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Nine Months Ended September 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$24,754	-		$24,754
Licensing and transaction fees	2,607	-		2,607

Total revenues	27,361			27,361

Cost of Revenues
Cost of sales	14,960	(11	)(a)	14,949

Total cost of revenues	14,960	(11)		14,949

Gross profit	12,401	11		12,412

Operating Expenses
Research and development	5,254	(798	)(a)	4,456
Selling and marketing	5,120	(98	)(a)	5,022
General and administrative	9,177	(917	)(a)	8,260
Amortization of intangible assets	557	(557	)(b)	-
Gain from sale of subsidiaries	(122)	-		(122)

Total operating expenses	19,986	2,370		17,616

Operating loss	(7,585)	2,381		(5,204)
Financial income, net	1,278	-		1,278
Other income (expenses), net	20	-		20

Loss before taxes on income and minority interests	(6,287)	2,381		(3,906)
Taxes on income	314	-		314
Minority interests	593	-		593
Equity in loss of affiliate	(969)	-		(969)

Net loss	$(6,349)	$2,381		$(3,968)

Basic and diluted net loss
per ordinary share	$(0.47)	$0.18		$(0.29)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	13,456,869			13,456,869

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three Months Ended September 30, 2006 Adjustments		Non-GAAP
	(unaudited)	(unaudited)		(unaudited)

Revenues
Sales	$7,381	-		$7,381
Licensing and transaction fees	624	-		624

Total revenues	8,005			8,005

Cost of Revenues
Cost of sales	4,576	(4	)(a)	4,572

Total cost of revenues	4,576	(4)		4,572

Gross profit	3,429	4		3,433

Operating Expenses
Research and development	1,953	(244	)(a)	1,709
Selling and marketing	1,831	(27	)(a)	1,804
General and administrative	3,101	(280	)(a)	2,821
Amortization of intangible assets	189	(189	)(b)	-
Gain from sale of subsidiaries	(122)	-		(122)

Total operating expenses	6,952	740		6,212

Operating loss	(3,523)	744		(2,779)
Financial income, net	542	-		542
Other income (expenses), net	6	-		6

Loss before taxes on income and minority interests	(2,975)	744		(2,231)
Taxes on income	149	-		149
Minority interests	479	-		479
Equity in loss of affiliate	(63)	-		(63)

Net loss	$(2,410)	$744		$(1,666)

Basic and diluted net loss
per ordinary share	$(0.16)	$0.05		$(0.11)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	15,097,867			15,097,867

(a)	The effect of stock-based compensation. The Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on January 1, 2006 using the modified-prospective transition method.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2007	December 31 2006
	(Unaudited)	(Audited)

Assets

Current assets
Cash and cash equivalents	$26,145	$30,049
Short-term investments	15,290	18,232
Trade receivables (net of allowance for
doubtful accounts of $2,752 and $234 as of
September 30, 2007 and December 31,
2006, respectively)	6,416	10,155
Other receivables and prepaid expenses	2,860	2,109
Inventories	12,884	10,344

Total current assets	63,595	70,889

Severance pay deposits fund	1,413	1,087

Long-term receivables	451	1,043

Investment in an affiliated company	1,426	1,627

Property, plant and equipment, net	18,007	13,318

Intangible assets, net	4,856	5,823

Goodwill	23,387	23,387

Total assets	$113,135	$117,174

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	September 30 2007	December 31 2006
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit and current maturities
of long-term bank loans	$2,503	$498
Trade payables	7,143	6,869
Other current liabilities	3,990	3,331

Total current liabilities	13,636	10,698

Long-term liabilities
Long-term loans, net of current maturities	1,935	2,117
Accrued severance pay	3,725	3,209
Deferred tax liabilities	794	992

Total long-term liabilities	6,454	6,318

Total liabilities	20,090	17,016

Minority interests	-	1,004

Shareholders' equity
Ordinary shares of NIS 0.1 par value: authorized -
50,000,000 shares as of September 30, 2007 and
December 31, 2006; issued 19,364,458 and 18,592,880
shares as of September 30, 2007 and December 31, 2006,
respectively; outstanding 19,131,005 and 18,243,539 shares
as of September 30, 2007 and December 31, 2006, respectively	448	431
Additional paid-in capital	171,712	163,102
Accumulated other comprehensive income	853	424
Accumulated deficit	(79,968)	(64,803)

Total shareholders' equity	93,045	99,154

Total Liabilities and Shareholders' Equity	$113,135	$117,174

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Nine months ended September 30
	2007	2006
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(15,165)	$(6,349)
Adjustments required to reconcile net loss to net cash used
by operating activities:
Stock-based compensation related to options and shares issued to employees and others	5,053	2,922
Gain from sale of subsidiaries	-	(122)
Equity in loss of an affiliate company	271	969
Amortization of intangible assets	986	557
Depreciation	1,792	1,218
Minority interest	(1,037)	(593)
Accrued severance pay, net	190	1,251
Decrease in deferred tax liabilities	(197)	(52)
Decrease in trade receivables	4,400	366
Decrease (increase) in other receivables and prepaid expenses	(768)	389
Increase in inventories	(2,312)	(1,946)
Increase in trade payables	83	1,528
Increase (decrease) in other current liabilities	579	(1,043)
Other, net	(257)	(374)

Net cash used in operating activities	(6,382)	(1,279)

Cash flows from investing activities
Acquisition of consolidated subsidiaries, net of cash acquired	-	(23)
Proceeds from maturity of available -for sale securities	67,569	19,079
Purchase of available-for sale securities	(64,356)	(8,863)
Purchase of property and equipment	(2,795)	(3,502)
Receipts on account of loans and receivables	237	261
Other, net	(19)	(102)

Net cash provided by investing activities	636	6,850

Cash flows from financing activities
Increase in short-term bank credit, net	2,003	1,024
Exercise of options and warrants	8	3,246
Repayment of long-term bank loans	(257)	(430)
Proceeds from minority in subsidiary	-	1,036

Net cash provided by financing activities	1,754	4,876

Effect of exchange rate changes on cash	88	40

Increase (decrease) in cash and cash equivalents	(3,904)	10,487
Cash and cash equivalents at the beginning of the period	30,049	29,657

Cash and cash equivalents at the end of the period	$26,145	$40,144